December 21, 2005	Mayer, Brown, Rowe & Maw LLP
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Chicago, Illinois 60606-4637
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James J. Junewicz
Direct Tel (312) 701-7032
Direct Fax (312) 706-8157
jjunewicz@mayerbrownrowe.com
Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	NUCRYST Pharmaceuticals Corp.—Registration Statement on Form F-1 (No. 333-130073)
Dear Mr. Riedler:
     I am writing in response to your request that we address whether the proposed changes in the initial public offering price and the number of shares offered, to be reflected in Amendment No. 4 to the above Registration Statement, are sufficiently material to investors to require the recirculation of the Preliminary Prospectus dated December 2, 2005.
     In particular, the Preliminary Prospectus offered 5.77 million common shares and disclosed an expected price range of $12-$14 per share for a total of $69.24 million in gross proceeds (assuming an offering price of $12 per share, the low point of the disclosed range). Based upon discussions with the underwriters, we believe that Amendment No. 4 will reflect an offering of no fewer than 4.5 million shares at an offering price of no less than $10 per share, resulting in gross proceeds of at least $45 million.
     We do not believe that the proposed reductions in the initial public offering price and number of offered shares reflect a material change from the information set forth in the Preliminary Prospectus because it will not reduce the amount of proceeds to be used by NUCRYST to develop its business. In particular, the “Use of Proceeds” section of the Preliminary Prospectus discloses that only $35 million of the proceeds of the offering will be used by NUCRYST for specified corporate purposes. Because the offering proceeds after the proposed reductions will substantially exceed $35 million and because, as the Preliminary Prospectus states, the proceeds will be applied first to NUCRYST’s designated uses and will be used for the other purposes only to the extent available, the reduction in the offering price and number of offered shares will not reduce the proceeds available to NUCRYST to meet the corporate purposes identified in the Preliminary Prospectus.
     The proposed reduction in the offering price and number of offered shares will also decrease the amount of indebtedness to Westaim that will be repaid with the offering proceeds and will increase the number of shares owned by Westaim after the offering. As disclosed in the
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Mr. Jeffrey P. Riedler
December 21, 2005

Preliminary Prospectus, after the offering all remaining debt to Westaim will be exchanged for common shares of NUCRYST. Accordingly, after giving effect to the offering, regardless of its size, all of the debt owed to Westaim will be retired, as described in the Preliminary Prospectus. Although the proposed reduction in price and the number of offered shares will increase the number of shares issued to Westaim to retire this debt, the increase would not be material to investors. NUCRYST’s Preliminary Prospectus prominently disclosed that after the offering Westaim will be the majority shareholder of NUCRYST and will be able to exert substantial control over NUCRYST’s management and business operations. See “Risk Factor — Westaim controls and will continue to control us and may have conflicts of interest with us or you in the future” on pp. 26-27 of the Preliminary Prospectus. This risk factor plainly states that after the offering Westaim will own 64.9% of NUCRYST’s common shares, which is repeated in the section “Principal Shareholders” on p. 89 of the Preliminary Prospectus. This risk factor goes on to state that as long as Westaim owns “significant percentage of our outstanding common shares, even if less than a majority, Westaim will be able to control or exercise a controlling influence over our business and affairs...” As a result of the reduction in the initial offering price and number of shares offered, Westaim’s ownership percentage will increase to 75.1%. We do not believe that this increase is material given the above disclosure in the Preliminary Prospectus.
     Each underwriter has agreed to advise each person purchasing common shares from that underwriter in the offering, prior to the “time of sale” (within the meaning of Rule 159 under the Securities Act of 1933) of those common shares to that person, of the change in the price per share and the number of shares offered compared to the Preliminary Prospectus, and the resulting change in the amount of proceeds to be used to repay debt and in Westaim’s beneficial ownership after the offering, assuming in each case no exercise of the over-allotment option.
     Thank you for your attention to this matter. Please call me if you have any questions or if we may be of further assistance.
Very truly yours,
/s/ James J. Junewicz
James J. Junewicz
JJJ/elm